SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 February 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 24 February, 2012 re:  Final Results - Part 2

STATUTORY INFORMATION

		Page
Primary statements
Consolidated income statement		163
Consolidated statement of comprehensive income		164
Consolidated balance sheet		165
Consolidated statement of changes in equity		167
Consolidated cash flow statement		169

Notes
1	Accounting policies, presentation and estimates	170
2	Segmental analysis	174
3	Other income	178
4	Operating expenses	179
5	Impairment	180
6	Loss on disposal of businesses in 2010	180
7	Taxation	181
8	Loss per share	182
9	Trading and other financial assets at fair value through profit or loss	182
10	Derivative financial instruments	183
11	Loans and advances to customers	184
12	Allowance for impairment losses on loans and receivables	184
13	Securitisations and covered bonds	185
14	Debt securities classified as loans and receivables	186
15	Available-for-sale financial assets	186
16	Credit market exposures	187
17	Customer deposits	189
18	Debt securities in issue	189
19	Subordinated liabilities	190
20	Share capital	190
21	Reserves	191
22	Payment protection insurance	192
23	Contingent liabilities and commitments	193
24	Capital ratios	197
25	Related party transactions	200
26	Future accounting developments	202
27	Other information	203

CONSOLIDATED INCOME STATEMENT

		2011	2010
	Note	£ million	£ million

Interest and similar income		26,316	29,340
Interest and similar expense		(13,618)	(16,794)
Net interest income		12,698	12,546
Fee and commission income		4,935	4,992
Fee and commission expense		(1,391)	(1,682)
Net fee and commission income1		3,544	3,310
Net trading income		(368)	15,724
Insurance premium income		8,170	8,148
Other operating income		2,768	4,316
Other income	3	14,114	31,498
Total income		26,812	44,044
Insurance claims1		(6,041)	(19,088)
Total income, net of insurance claims		20,771	24,956
Payment protection insurance provision		(3,200)	-
Other operating expenses		(13,050)	(13,270)
Total operating expenses	4	(16,250)	(13,270)
Trading surplus		4,521	11,686
Impairment	5	(8,094)	(10,952)
Share of results of joint ventures and associates		31	(88)
Loss on disposal of businesses	6	-	(365)
(Loss) profit before tax		(3,542)	281
Taxation	7	828	(539)
Loss for the year		(2,714)	(258)

Profit attributable to non-controlling interests		73	62
Loss attributable to equity shareholders		(2,787)	(320)
Loss for the year		(2,714)	(258)

Basic loss per share	8	(4.1)p	(0.5)p
Diluted loss per share	8	(4.1)p	(0.5)p

1	See note 3.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2011	2010
	£ million	£ million

Loss for the year	(2,714)	(258)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	2,603	1,231
Income statement transfers in respect of disposals	(343)	(399)
Income statement transfers in respect of impairment	80	114
Other income statement transfers	(155)	(110)
Taxation	(575)	(343)
	1,610	493
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	916	(1,048)
Net income statement transfers	70	932
Taxation	(270)	30
	716	(86)
Currency translation differences (tax: nil)	(84)	(129)
Other comprehensive income for the year, net of tax	2,242	278
Total comprehensive income for the year	(472)	20

Total comprehensive income attributable to non-controlling interests	72	57
Total comprehensive income attributable to equity shareholders	(544)	(37)
Total comprehensive income for the year	(472)	20

CONSOLIDATED BALANCE SHEET

		As at 31 December 2011	As at 31 December 2010
Assets	Note	£ million	£ million

Cash and balances at central banks		60,722	38,115
Items in course of collection from banks		1,408	1,368
Trading and other financial assets at fair value through profit or loss	9	139,510	156,191
Derivative financial instruments	10	66,013	50,777
Loans and receivables:
Loans and advances to banks		32,606	30,272
Loans and advances to customers	11	565,638	592,597
Debt securities	14	12,470	25,735
		610,714	648,604
Available-for-sale financial assets	15	37,406	42,955
Held-to-maturity investments		8,098	7,905
Investment properties		6,122	5,997
Investments in joint ventures and associates		334	429
Goodwill		2,016	2,016
Value of in-force business		6,638	7,367
Other intangible assets		3,196	3,496
Tangible fixed assets		7,673	8,190
Current tax recoverable		434	621
Deferred tax assets		4,496	4,164
Retirement benefit assets		1,338	736
Other assets		14,428	12,643
Total assets		970,546	991,574

CONSOLIDATED BALANCE SHEET

		As at 31 December 2011	As at 31 December 2010
Equity and liabilities	Note	£ million	£ million
Liabilities
Deposits from banks		39,810	50,363
Customer deposits	17	413,906	393,633
Items in course of transmission to banks		844	802
Trading and other financial liabilities at fair value through profit or loss		24,955	26,762
Derivative financial instruments	10	58,212	42,158
Notes in circulation		1,145	1,074
Debt securities in issue	18	185,059	228,866
Liabilities arising from insurance contracts and participating investment contracts		78,991	80,729
Liabilities arising from non-participating investment contracts		49,636	51,363
Unallocated surplus within insurance businesses		300	643
Other liabilities		32,041	29,696
Retirement benefit obligations		381	423
Current tax liabilities		103	149
Deferred tax liabilities		314	247
Other provisions		3,166	1,532
Subordinated liabilities	19	35,089	36,232
Total liabilities		923,952	944,672

Equity
Share capital	20	6,881	6,815
Share premium account	21	16,541	16,291
Other reserves	21	13,818	11,575
Retained profits	21	8,680	11,380
Shareholders' equity		45,920	46,061
Non-controlling interests		674	841
Total equity		46,594	46,902
Total equity and liabilities		970,546	991,574

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2011	23,106	11,575	11,380	46,061	841	46,902
Comprehensive income
(Loss) profit for the period	-	-	(2,787)	(2,787)	73	(2,714)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	-	1,611	-	1,611	(1)	1,610
Movements in cash flow hedging reserve, net of tax	-	716	-	716	-	716
Currency translation differences, net of tax	-	(84)	-	(84)	-	(84)
Total other comprehensive income	-	2,243	-	2,243	(1)	2,242
Total comprehensive income	-	2,243	(2,787)	(544)	72	(472)
Transactions with owners
Dividends	-	-	-	-	(50)	(50)
Issue of ordinary shares	316	-	-	316	-	316
Movement in treasury shares	-	-	(276)	(276)	-	(276)
Value of employee services:
Share option schemes	-	-	125	125	-	125
Other employee award schemes	-	-	238	238	-	238
Change in non-controlling interests	-	-	-	-	(189)	(189)
Total transactions with owners	316	-	87	403	(239)	164
Balance at 31 December 2011	23,422	13,818	8,680	45,920	674	46,594

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2010	24,944	7,217	11,117	43,278	829	44,107
Comprehensive income
(Loss) profit for the period	-	-	(320)	(320)	62	(258)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	-	498	-	498	(5)	493
Movements in cash flow hedging reserve, net of tax	-	(86)	-	(86)	-	(86)
Currency translation differences, net of tax	-	(129)	-	(129)	-	(129)
Total other comprehensive income	-	283	-	283	(5)	278
Total comprehensive income	-	283	(320)	(37)	57	20
Transactions with owners
Dividends	-	-	-	-	(47)	(47)
Issue of ordinary shares	2,237	-	-	2,237	-	2,237
Redemption of preference shares	11	(11)	-	-	-	-
Cancellation of deferred shares	(4,086)	4,086	-	-	-	-
Movement in treasury shares	-	-	20	20	-	20
Value of employee services:
Share option schemes	-	-	154	154	-	154
Other employee award schemes	-	-	409	409	-	409
Change in non-controlling interests	-	-	-	-	2	2
Total transactions with owners	1,838	4,075	583	2,820	(45)	2,775
Balance at 31 December 2010	23,106	11,575	11,380	46,061	841	46,902

CONSOLIDATED CASH FLOW STATEMENT

	2011	2010
	£ million	£ million

(Loss) profit before tax	(3,542)	281
Adjustments for:
Change in operating assets	44,097	31,860
Change in operating liabilities	(19,187)	(45,683)
Non-cash and other items	(1,339)	11,173
Tax (paid) received	(136)	332
Net cash provided by (used in) operating activities	19,893	(2,037)

Cash flows from investing activities
Purchase of financial assets	(28,995)	(46,890)
Proceeds from sale and maturity of financial assets	36,523	45,999
Purchase of fixed assets	(3,095)	(3,216)
Proceeds from sale of fixed assets	2,214	1,354
Acquisition of businesses, net of cash acquired	(13)	(73)
Disposal of businesses, net of cash disposed	298	428
Net cash provided by (used in) investing activities	6,932	(2,398)

Cash flows from financing activities
Dividends paid to non-controlling interests	(50)	(47)
Interest paid on subordinated liabilities	(2,126)	(1,942)
Proceeds from issue of subordinated liabilities	-	3,237
Repayment of subordinated liabilities	(1,074)	(684)
Change in non-controlling interests	8	2
Net cash (used in) provided by financing activities	(3,242)	566
Effects of exchange rate changes on cash and cash equivalents	6	479
Change in cash and cash equivalents	23,589	(3,390)
Cash and cash equivalents at beginning of year	62,300	65,690
Cash and cash equivalents at end of year	85,889	62,300

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

1.       Accounting policies, presentation and estimates

These financial statements as at and for the year to 31 December 2011 have been prepared in accordance with the Listing Rules of the Financial Services Authority (FSA) relating to Preliminary Results.  They do not include all of the information required for full annual financial statements.  Copies of the 2011 annual report and accounts will be published on the Group's website and will be available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN, in March 2012.

The British Bankers' Association's Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks.  The Group has adopted the Disclosure Code and these financial statements have been prepared in compliance with the Disclosure Code's principles.  Terminology used in these financial statements is consistent with that used in the Group's annual report and accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the Group's financial statements.  In reaching this assessment, the directors have considered projections for the Group's capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Liquidity and funding on page 110.

In previous years the Group has included annual management charges on non-participating investment contracts within insurance claims.  In light of developing industry practice, these amounts (2011: £606 million; 2010: £577 million) are now included within net fee and commission income.

Accounting policies
The accounting policies are consistent with those applied by the Group in its 2010 annual report and accounts.

Critical accounting estimates and judgements
The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Save for the estimates detailed below relating to payment protection insurance and German insurance business litigation, there have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2010.

1.      Accounting policies, presentation and estimates (continued)

Payment protection insurance
The Group has charged a provision of £3,200 million in respect of payment protection insurance (PPI) policies as a result of discussions with the FSA and a judgment handed down by the UK High Court (see note 22 for more information).  The provision represents management's best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses.  However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties in assessing the impact of detailed implementation of the FSA Policy Statement of 10 August 2010 for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

The provision requires significant judgement by management in determining appropriate assumptions, which include the level of complaints, uphold rates, proactive contact and response rates, Financial Ombudsman Service referral and uphold rates as well as redress costs for each of the many different populations of customers identified by the Group in its analyses used to determine the best estimate of the anticipated costs of redress.  If the level of complaints was one percentage point higher (lower) than estimated for all policies open within the last six years then the provision made in 2011 would have increased (decreased) by approximately £70 million.  There are a large number of inter-dependent assumptions under-pinning the provision; this sensitivity assumes that all assumptions, other than the level of complaints, remain constant.

The Group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available.  As noted above, there is inherent uncertainty in making estimates; actual results in future periods may differ from the amount provided.

Provision in relation to German insurance business litigation
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990's and early 2000's.  CMIG's strategy includes defending claims robustly and appealing against adverse judgments.  The ultimate financial effect, which could be significant, will only be known once all relevant claims have been resolved.  The Group has charged a provision of £175 million (see note 23 for more information).  Management believes this represents the most appropriate estimate of the financial impact, based upon a series of assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.

This provision requires significant judgement by management in determining appropriate assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.  Assuming that all other assumptions remain unchanged, if in the longer term the level of claims was ten percentage points higher (lower) than estimated then the cost would increase (decrease) by approximately £3 million; and if uphold rates were ten percentage points higher (lower) than estimated then the cost would increase (decrease) by approximately £13 million.

The Group will re-evaluate the assumptions underlying its analysis at each reporting date as more information becomes available.  As noted above, there is inherent uncertainty in making estimates; actual results in future periods may differ from the amount provided.

1.	Accounting policies, presentation and estimates(continued)

Recoverability of deferred tax assets
At 31 December 2011 the Group carried deferred tax assets on its balance sheet of £4,496 million (2010: £4,164 million) and deferred tax liabilities of £314 million (2010: £247 million).  This presentation takes into account the ability of the Group to net deferred tax assets and liabilities only where there is a legally enforceable right of offset.  The largest category of deferred tax asset before netting relates to tax losses carried forward.

The recoverability of the Group's deferred tax assets in respect of carry forward losses is based on an assessment of future levels of taxable profit expected to arise that can be offset against these losses.  The Group's expectations as to the level of future taxable profits take into account the Group's long-term financial and strategic plans, and anticipated future tax adjusting items.

In making this assessment account is taken of business plans, the five year board approved operating plan and the following future risk factors:

·	The expected future economic outlook as set out in the Group Chief Executive's statement;

·	The retail banking business disposal as required by the European Commission; and

·	Future regulatory change.

The Group's deferred tax asset includes £5,862 million (2010 £6,572 million) in respect of trading losses carried forward.  The tax losses have arisen in individual legal entities and will be used as future taxable profits arise in those legal entities, though substantially all of the unused tax losses for which a deferred tax asset has been recognised arise in Bank of Scotland plc and Lloyds TSB Bank plc.  The deferred tax asset will be utilised over different time periods in each of the entities in which the tax losses arise.  The Group's assessment is that these tax losses will be fully used within eight years.

Under current UK tax law there is no expiry date for unused tax losses.

Deferred tax assets totalling £1,288 million (2010: £685 million) have not been recognised in respect of certain capital losses carried forward, trading losses carried forward (mainly in certain overseas companies) and unrelieved foreign tax credits as there are no predicted future capital or taxable profits against which these losses can be recognised.

New accounting pronouncements
The Group has adopted the following new standards and amendments to standards which became effective for financial years beginning on or after 1 January 2011.  None of these standards or amendments to standards have had a material impact on these financial statements.

(i)   Amendment to IAS 32 Financial Instruments: Presentation - 'Classification of Rights Issues'.  Requires rights issues denominated in a currency other than the functional currency of the issuer to be classified as equity regardless of the currency in which the exercise price is denominated.

(ii)  IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments.  Clarifies that when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor, a gain or loss is recognised in the income statement representing the difference between the carrying value of the financial liability and the fair value of the equity instruments issued;
       the fair value of the financial liability is used to measure the gain or loss where the fair value of the equity instruments cannot be reliably measured.

1.	Accounting policies, presentation and estimates(continued)

(iii)  Improvements to IFRSs (issued May 2010).  Amends IFRS 7 Financial Instruments: Disclosure to require further disclosures in respect of collateral held by the Group as security for financial assets and sets out minor amendments to other standards as part of the annual improvements process.

(iv)  Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement.  Applies when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements and permits such an entity to treat the benefit of such an early payment as an asset.

(v)   IAS 24 Related Party Disclosures (Revised).  Simplifies the definition of a related party and provides a partial exemption from the requirement to disclose transactions and outstanding balances with the government and government-related entities.  The Group has taken advantage of an exemption in respect of government and government-related transactions that permits an entity to disclose only transactions that are individually or collectively significant.  Details of related party transactions are disclosed in note 25.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2011 and which have not been applied in preparing these financial statements are given in note 26.

2.      Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group's operating segments reflect its organisational and management structures.  GEC reviews the Group's internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segment's net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The segmental results and comparatives are presented on a combined businesses basis, the basis reviewed by the chief operating decision maker; during the year ended 31 December 2011 the chief operating decision maker has commenced reviewing the results of the Group's Commercial business separately to the Wholesale segment.  As a consequence, the Group's activities are now organised into five financial reporting segments: Retail, Wholesale, Commercial, Wealth and International, and Insurance.

During the third quarter of 2011, the Group implemented a new approach to its allocation methodologies for funding costs and capital that ensures that the cost of funding is more fully reflected in each segment's results.  The new methodology is designed to ensure that funding costs are allocated to the segments and that the allocation is more directly related to the size and behavioural duration of asset portfolios, with a similar approach applied to recognise the value to the business from the Group's growing deposit base.  Comparative figures have been restated.  The impact of this restatement was to reduce 2010 net interest income and profit before tax in Retail by £730 million, in Wholesale by £404 million, in Commercial by £48 million and in Wealth and International by £126 million; and to increase 2010 net interest income and profit before tax in Insurance by £224 million, in Group Operations by £11 million and in Central items by £1,073 million.

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages.  It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

The Wholesale division serves businesses with turnover above £15 million with a range of propositions segmented according to customer need.  The division comprises Wholesale Banking and Markets, Wholesale Business Support Unit and Asset Finance.

Commercial serves in excess of a million small and medium-sized enterprises and community organisations with a turnover of up to £15 million.  Customers extend from start-up enterprises to established corporations, and are supported with a range of propositions aligned to customer needs.  Commercial comprises Commercial Banking and Commercial Finance, the invoice discounting and factoring business.

Wealth and International was created to give increased focus and momentum to the Group's private banking and asset management activities and to closely co-ordinate the management of its international businesses.  Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas.  International comprises corporate, commercial, asset finance and retail businesses, principally in Australia and Continental Europe.

Insurance provides long-term savings, investment and protection products distributed through bancassurance, intermediary and direct channels in the UK.  It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners.  The business consists of Life, Pensions and Investments UK; Life Pensions and Investments Europe; and General Insurance.

2.	Segmental analysis (continued)

Other includes the costs of managing the Group's technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and procurement services, the costs of which are predominantly recharged to the other divisions.  It also reflects other items not recharged to the divisions, including hedge ineffectiveness, UK bank levy, Financial Services Compensation Scheme costs, gains on liability management, volatile items such as hedge accounting managed centrally, and other gains from the structural hedging of interest rate risk.

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged.  Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.  For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the fair value of the swap to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships.  Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment.  This allocation of the fair value of the swap and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and records volatility in the central group segment where it is managed.

2011	Net interest income	Other income	Effects of liability management, volatile items and asset sales	Total income	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Retail	7,497	1,649	48	9,194	3,636	12,267	(3,073)
Wholesale	2,139	3,335	(1,415)	4,059	828	2,895	1,164
Commercial	1,251	446	-	1,697	499	1,263	434
Wealth and International	828	1,197	-	2,025	(3,936)	2,144	(119)
Insurance	(67)	2,687	-	2,620	1,422	3,253	(633)
Other	585	(7)	1,293	1,871	236	(356)	2,227
Group - combined businesses basis	12,233	9,307	(74)	21,466	2,685	21,466	-
Insurance grossing adjustment	336	5,530	-	5,866	-
Integration, simplification and EC mandated retail business disposal	-	-	-	-	(1,452)
Volatility arising in insurance businesses	19	(857)	-	(838)	(838)
Fair value unwind	(710)	1,028	-	318	-
Effects of liability management, volatile items and asset sales	820	(894)	74	-	-
Amortisation of purchased intangibles	-	-	-	-	(562)
Payment protection insurance provision	-	-	-	-	(3,200)
Provision in relation to German insurance business litigation	-	-	-	-	(175)
Group - statutory	12,698	14,114	-	26,812	(3,542)

2.       Segmental analysis (continued)

	Net interest income	Other income	Effects of liability management, volatile items and asset sales	Total income	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Retail	8,648	1,607	-	10,255	3,986	13,603	(3,348)
Wholesale	2,847	3,974	(295)	6,526	2,514	3,911	2,615
Commercial	1,127	457	-	1,584	291	1,378	206
Wealth and International	1,050	1,123	37	2,210	(4,950)	3,000	(790)
Insurance	(39)	2,799	15	2,775	1,326	3,180	(405)
Other	510	(24)	150	636	(955)	(1,086)	1,722
Group - combined businesses basis	14,143	9,936	(93)	23,986	2,212	23,986	-
Insurance grossing adjustment	(949)	19,739	-	18,790	-
Integration costs	-	-	-	-	(1,653)
Volatility arising in insurance businesses	(26)	332	-	306	306
Fair value unwind	(301)	1,263	-	962	-
Effects of liability management, volatile items and asset sales	(321)	228	93	-	-
Amortisation of purchased intangibles	-	-	-	-	(629)
Pension curtailment gain	-	-	-	-	910
Customer goodwill payments provision	-	-	-	-	(500)
Loss on disposal of businesses	-	-	-	-	(365)
Group - statutory	12,546	31,498	-	44,044	281

2.       Segmental analysis (continued)

Segment external assets	As at 31 December 2011	As at 31 December 20101
	£m	£m

Retail	356,295	369,170
Wholesale	320,435	327,055
Commercial	28,998	28,938
Wealth and International	74,623	85,508
Insurance	140,754	143,300
Other	49,441	37,603
Total Group	970,546	991,574

Segment customer deposits
Retail	247,088	235,591
Wholesale	91,357	92,951
Commercial	32,107	31,311
Wealth and International	42,019	32,784
Other	1,335	996
Total Group	413,906	393,633

Segment external liabilities
Retail	279,162	275,945
Wholesale	259,209	289,257
Commercial	32,723	31,952
Wealth and International	75,791	65,658
Insurance	129,350	132,133
Other	147,717	149,727
Total Group	923,952	944,672

1	Segment total assets as at 31 December 2010 have been restated to reflect the reclassification of certain central adjustments

3.       Other income

	2011	2010
	£m	£m

Fee and commission income:
Current account fees	1,053	1,086
Credit and debit card fees	877	812
Other fees and commissions1	3,005	3,094
	4,935	4,992
Fee and commission expense	(1,391)	(1,682)
Net fee and commission income	3,544	3,310
Net trading income	(368)	15,724
Insurance premium income	8,170	8,148
Liability management gains2	599	423
Other	2,169	3,893
Other operating income	2,768	4,316
Total other income	14,114	31,498

1
In previous years the Group has included annual management charges on non-participating investment contracts within insurance claims.  In light of developing industry practice, these amounts (2011: £606 million; 2010: £577 million) are now included within net fee and commission income.

2
During December 2011, the Group completed the exchange of certain subordinated debt securities issued by Lloyds TSB Bank plc and HBOS plc for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call before 31 December 2012.  This exchange resulted in a gain on extinguishment of the existing securities of £599 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

As part of the exchange, the Group announced that all decisions to exercise calls on those original securities that remained outstanding following the exchange offer would be made with reference to the prevailing regulatory, economic and market conditions at the time. These securities will not, therefore, be called at their first available call date which will lead to coupons continuing to be being paid until possibly the final redemption date of the securities.  Consequently, the Group is required to adjust the carrying amount of these securities to reflect the revised estimated cash flows over their revised life and to recognise this change in carrying value in interest expense.  Included within net interest income is a credit of £570 million in respect of the securities that remained outstanding following the exchange offer.  In December 2011, the Group decided to defer payment of non-mandatory coupons on certain securities and, instead, settle them using an Alternative Coupon Satisfaction Mechanism (ACSM) on their contractual terms.  This change in expected cashflows resulted in a gain of £126 million in net interest income from the recalculation of the carrying value of these securities.

On 18 February 2010, as part of the Group's recapitalisation and exit from its proposed participation in the Government Asset Protection Scheme, Lloyds Banking Group plc issued 3,141 million ordinary shares in exchange for certain existing preference shares and preferred securities.  This exchange resulted in a gain of £85 million.  During March 2010 the Group entered into a bilateral exchange, under which certain Enhanced Capital Notes denominated in Japanese yen were exchanged for an issue of new Enhanced Capital Notes denominated in US dollars; the securities subject to the exchange were cancelled and a profit of £20 million arose.  In addition, during May and June 2010 the Group completed the exchange of a number of outstanding capital securities issued by Lloyds Banking Group plc and certain of its subsidiaries for ordinary shares in Lloyds Banking Group plc, generating additional core tier 1 capital for the Group.  The securities subject to exchange were cancelled, generating a total profit of £318 million for the Group.

4.	Operating expenses

	2011	20101
	£m	£m

Administrative expenses
Staff costs:
Salaries	3,784	3,787
Performance-based compensation	361	533
Social security costs	432	396
Pensions and other post-retirement benefit schemes:
Net curtailment (gains) losses2	-	(910)
Other	401	628
	401	(282)
Restructuring costs	124	119
Other staff costs	1,064	1,069
	6,166	5,622
Premises and equipment:
Rent and rates	547	602
Hire of equipment	22	18
Repairs and maintenance	188	199
Other	294	358
	1,051	1,177
Other expenses:
Communications and data processing	954	1,126
Advertising and promotion	398	362
Professional fees	576	742
Customer goodwill payments provision	-	500
Provision in relation to German insurance business litigation	175	-
Financial services compensation scheme management expenses levy	179	46
UK bank levy	189	-
Other	1,122	1,061
	3,593	3,837
	10,810	10,636
Depreciation and amortisation	2,175	2,432
Impairment of tangible fixed assets3	65	202
Total operating expenses, excluding payment protection insurance provision	13,050	13,270
Payment protection insurance provision (note 22)	3,200	-
Total operating expenses	16,250	13,270

1	During 2011, the Group has reviewed the analysis of certain cost items and as a result has reclassified certain items of expenditure; comparatives for 2010 have been restated accordingly.
2
Following changes by the Group to the terms of its UK defined benefit pension schemes in 2010, all future increases to pensionable salary are capped each year at the lower of: Retail Prices Index inflation; each employee's actual percentage increase in pay; and 2 per cent of pensionable pay.  In addition to this, during the second half of 2010 there was a change in commutation factors in certain defined benefit schemes.  These changes led to a net curtailment gain of £910 million recognised in the income statement in 2010.

3	£65 million (2010: £52 million) of the impairment of tangible fixed assets related to integration activities.

4.	Operating expenses (continued)

Performance-based compensation
The table below analyses the Group's performance-based compensation costs (excluding branch-based sales incentives) between those relating to the current performance year and those relating to earlier years.

	2011	2010
	£m	£m

Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	363	505
Awards made in respect of earlier years	(2)	28
	361	533
Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	43	39
Awards made in respect of earlier years	29	39
	72	78

Performance-based awards expensed in 2011 include cash awards amounting to £160 million (2010: £163 million).

5.       Impairment

	2011	2010
	£m	£m

Impairment losses on loans and receivables:
Loans and advances to banks	-	(13)
Loans and advances to customers	8,020	10,727
Debt securities classified as loans and receivables	49	57
Impairment losses on loans and receivables (note 12)	8,069	10,771
Impairment of available-for-sale financial assets	80	106
Other credit risk provisions	(55)	75
Total impairment charged to the income statement	8,094	10,952

6.       Loss on disposal of businesses in 2010
In 2010, the Group reached agreement to dispose of its interests in two wholly-owned subsidiary companies through which an oil drilling rig construction business acquired through a previous lending relationship operated; the sale was completed in January 2011.  These companies, which had gross assets of £860 million, were sold to Seadrill Limited; a loss of £365 million arose on disposal, which was recognised in the year ended 31 December 2010.

7.       Taxation

A reconciliation of the tax credit (charge) that would result from applying the standard UK corporation tax rate to the (loss) profit before tax, to the actual tax credit (charge), is given below:

	2011	2010
	£m	£m

(Loss) profit before tax	(3,542)	281

Tax credit (charge) thereon at UK corporation tax rate of 26.5 per cent (2010: 28 per cent)	939	(79)
Factors affecting tax credit (charge):
UK corporation tax rate change	(404)	(137)
Disallowed and non-taxable items	238	5
Overseas tax rate differences	17	134
Gains exempted or covered by capital losses	106	65
Policyholder interests	53	(227)
Tax losses where no deferred tax recognised	(261)	(487)
Deferred tax on losses not previously recognised	332	-
Adjustments in respect of previous years	(206)	218
Effect of results of joint ventures and associates	8	(25)
Other items	6	(6)
Tax credit (charge)	828	(539)

On 23 March 2011, the Government announced that the corporation tax rate applicable from 1 April 2011 would be 26 per cent.  This change passed into legislation on 29 March 2011.  The enacted reduction in the main rate of corporation tax from 28 per cent to 27 per cent with effect from 1 April 2011 had been incorporated in the Group's deferred tax calculations as at 31 December 2010.  In addition, the Finance Act 2011, which passed into law on 19 July 2011, included legislation to reduce the main rate of corporation tax from 26 per cent to 25 per cent with effect from 1 April 2012.  The change in the main rate of corporation tax from 27 per cent to 25 per cent has resulted in a reduction in the Group's net deferred tax asset at 31 December 2011 of £394 million, comprising the £404 million charge included in the income statement and a £10 million credit included in equity.

The proposed further reductions in the rate of corporation tax by 1 per cent per annum to 23 per cent by 1 April 2014 are expected to be enacted separately each year.  The effect of these further changes upon the Group's deferred tax balances and leasing business cannot be reliably quantified at this stage.

8.	Loss per share

	2011	2010

Basic
Loss attributable to equity shareholders	£(2,787)m	£(320)m
Weighted average number of ordinary shares in issue	68,470m	67,117m
Loss per share	(4.1)p	(0.5)p

Fully diluted
Loss attributable to equity shareholders	£(2,787)m	£(320)m
Weighted average number of ordinary shares in issue	68,470m	67,117m
Loss per share	(4.1)p	(0.5)p

9.       Trading and other financial assets at fair value through profit or loss

	2011	2010
	£m	£m

Trading assets	18,056	23,707

Other financial assets at fair value through profit or loss:
Loans and advances to customers	124	325
Debt securities	45,593	41,946
Equity shares	75,737	90,213
	121,454	132,484
Total trading and other financial assets at fair value through profit or loss	139,510	156,191

Included in the above is £118,890 million (31 December 2010: £129,702 million) of assets relating to the insurance businesses.

10.     Derivative financial instruments

	2011		2010
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	7,428	1,547	4,972	1,235
Derivatives designated as cash flow hedges	5,422	5,698	2,432	3,163
Derivatives designated as net investment hedges	-	1	2	-
	12,850	7,246	7,406	4,398
Trading and other
Exchange rate contracts	6,650	5,423	8,811	4,551
Interest rate contracts	43,086	44,031	31,131	31,670
Credit derivatives	238	328	256	207
Embedded equity conversion feature	1,172	-	1,177	-
Equity and other contracts	2,017	1,184	1,996	1,332
	53,163	50,966	43,371	37,760
Total recognised derivative assets/liabilities	66,013	58,212	50,777	42,158

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £66,013 million at 31 December 2011 (31 December 2010: £50,777 million), £46,618 million (31 December 2010: £31,740 million) are available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the remaining derivative assets of £19,395 million (31 December 2010: £19,037 million), cash collateral of £5,269 million (31 December 2010: £1,429 million) was held and a further £7,875 million (31 December 2010: £8,385 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £1,172 million (31 December 2010: £1,177 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £5 million arising from the change in fair value in the year ended 31 December 2011 (2010: loss of £620 million) is included within net trading income.

11.     Loans and advances to customers

	2011	2010
	£m	£m

Agriculture, forestry and fishing	5,198	5,558
Energy and water supply	4,013	3,576
Manufacturing	10,061	11,495
Construction	9,722	7,904
Transport, distribution and hotels	32,882	34,176
Postal and communications	1,896	1,908
Property companies	64,752	78,263
Financial, business and other services	64,046	59,363
Personal:
Mortgages	348,210	356,261
Other	30,014	36,967
Lease financing	7,800	8,291
Hire purchase	5,776	7,208
	584,370	610,970
Allowance for impairment losses on loans and advances (note 12)	(18,732)	(18,373)
Total loans and advances to customers	565,638	592,597

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.  Further details are given in note 13.

12.     Allowance for impairment losses on loans and receivables

	2011	2010
	£m	£m

Opening balance	18,951	15,380
Exchange and other adjustments	(367)	112
Advances written off	(7,834)	(7,125)
Recoveries of advances written off in previous years	429	216
Unwinding of discount	(226)	(403)
Charge to the income statement (note 5)	8,069	10,771
Balance at end of year	19,022	18,951

In respect of:
Loans and advances to banks	14	20
Loans and advances to customers (note 11)	18,732	18,373
Debt securities (note 14)	276	558
Balance at end of year	19,022	18,951

13.     Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to these arrangements and the carrying value of the notes in issue, are listed in the table below.

2011			2010
Loans and advances securitised		Notes in issue	Loans and advances securitised	Notes in issue
Securitisation programmes	£m	£m	£m	£m

UK residential mortgages	129,764	94,080	146,200	114,428
US residential mortgage backed securities	398	398	-	-
Commercial loans	13,313	11,342	11,860	8,936
Irish residential mortgages	5,497	5,661	6,007	6,191
Credit card receivables	6,763	4,810	7,327	3,856
Dutch residential mortgages	4,933	4,777	4,526	4,316
Personal loans	-	-	3,012	2,011
PPP/PFI and project finance loans	767	110	776	110
Motor vehicle loans	3,124	2,871	926	975
	164,559	124,049	180,634	140,823
Less held by the Group		(86,637)		(100,081)
Total securitisation programmes (note 18)		37,412		40,742

Covered bond programmes
Residential mortgage-backed	91,023	67,456	93,651	73,458
Social housing loan-backed	3,363	2,605	3,317	2,181
	94,386	70,061	96,968	75,639
Less held by the Group		(31,865)		(43,489)
Total covered bond programmes (note 18)		38,196		32,150

Total securitisation and covered bond programmes		75,608		72,892

Securitisation programmes
Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs).  As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue.  In addition to the SPEs detailed above, the Group sponsors three conduit programmes: Argento, Cancara and Grampian.

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue.

Cash deposits of £20,435 million (2010: £36,579 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

14.     Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:

	2011	2010
	£m	£m

Asset-backed securities:
Mortgage-backed securities	7,179	11,650
Other asset-backed securities	5,030	12,827
Corporate and other debt securities	537	1,816
	12,746	26,293
Allowance for impairment losses (note 12)	(276)	(558)
Total	12,470	25,735

15.     Available-for-sale financial assets

	2011	2010
	£m	£m

Asset-backed securities	2,867	9,512
Other debt securities:
Bank and building society certificates of deposit	366	407
Government securities	25,236	12,552
Other public sector securities	27	29
Corporate and other debt securities	5,245	12,132
	30,874	25,120
Equity shares	1,938	2,255
Treasury and other bills	1,727	6,068
Total	37,406	42,955

16.     Credit market exposures

The Group's credit market exposures primarily relate to asset-backed securities exposures held in the Wholesale division.  An analysis of the carrying value of these exposures, which are classified as loans and receivables, available-for-sale financial assets or trading and other financial assets at fair value through profit or loss depending on the nature of the investment, is set out below.

	Loans and receivables	Available- for-sale	Trading	Net exposure at 31 Dec 2011	Net exposure at 31 Dec 2010
	£m	£m	£m	£m	£m

Mortgage-backed securities
US residential	4,063	-	-	4,063	4,242
Non-US residential	1,837	1,189	99	3,125	7,898
Commercial	1,175	613	-	1,788	3,516
	7,075	1,802	99	8,976	15,656
Collateralised debt obligations:
Collateralised loan obligations	915	195	52	1,162	4,686
Other	264	-	-	264	494
	1,179	195	52	1,426	5,180
Federal family education loan programme student loans (FFELP)	3,380	146	-	3,526	7,777
Personal sector	145	366	-	511	3,967
Other asset-backed securities	314	322	20	656	1,035
Total uncovered asset-backed securities	12,093	2,831	171	15,095	33,615
Negative basis1	-	36	150	186	1,109
Total Wholesale asset-backed securities	12,093	2,867	321	15,281	34,724

Direct	9,067	1,317	321	10,705	22,296
Conduits	3,026	1,550	-	4,576	12,428
Total Wholesale asset-backed securities	12,093	2,867	321	15,281	34,724

1	Negative basis means bonds held with separate matching credit default swap (CDS) protection.

Exposures to monolines
At 31 December 2011, the Group had no direct exposure to sub-investment grade monolines on credit default swap (CDS) contracts.  Its exposure to investment grade monolines through CDS contracts was £14 million (gross exposure: £168 million) and through wrapped loans and receivables was £178 million (gross exposure: £274 million).

The exposure to monolines arising from negative basis trades is calculated as the mark-to-market of the CDS protection purchased from the monoline insurer after derivative valuation adjustments.  The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered on interest and principal shortfalls.

In addition, the Group has £1,550 million (2010: £1,985 million) of monoline wrapped bonds and £274 million (2010: £425 million) of monoline wrapped liquidity commitments on which the Group currently places no reliance on the guarantor.

16.     Credit market exposures (continued)

Credit ratings
An analysis of external credit ratings as at 31 December 2011 of the Wholesale division's asset-backed security portfolio by asset class is provided below.

Asset class	Net exposure	AAA	AA	A	BBB	BB	B	Below B
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgage-backed securities
US residential
Prime	777	175	393	97	100	12	-	-
Alt-A	3,286	1,144	781	633	651	77	-	-
Sub-prime	-	-	-	-	-	-	-	-
	4,063	1,319	1,174	730	751	89	-	-
Non-US residential	3,125	1,318	935	399	309	164	-	-
Commercial	1,788	273	604	648	199	64	-	-
	8,976	2,910	2,713	1,777	1,259	317	-	-
Collateralised debt obligations:
Collateralised loan obligations	1,162	274	455	331	7	50	16	29
Other	264	1	1	-	111	151	-	-
	1,426	275	456	331	118	201	16	29
Personal sector	511	273	165	15	58	-	-	-
FFELP	3,526	3,419	107	-	-	-	-	-
Other asset-backed securities	656	61	52	197	94	252	-	-
Total uncovered asset-backed securities	15,095	6,938	3,493	2,320	1,529	770	16	29
Negative basis1
Monolines	150	-	150	-	-	-	-	-
Banks	36	36	-	-	-	-	-	-
	186	36	150	-	-	-	-	-
Total as at 31 Dec 2011	15,281	6,974	3,643	2,320	1,529	770	16	29

Total as at 31 Dec 2010	34,724	20,805	7,310	3,713	1,764	763	147	222

1	The external credit rating is based on the bond ignoring the benefit of the CDS.

17.     Customer deposits

	2011	2010
	£m	£m

Sterling:
Non-interest bearing current accounts	28,050	21,516
Interest bearing current accounts	66,808	73,859
Savings and investment accounts	222,776	215,733
Other customer deposits	52,975	50,414
Total sterling	370,609	361,522
Currency	43,297	32,111
Total	413,906	393,633

Included above are liabilities of £7,996 million (31 December 2010: £11,145 million) in respect of securities sold under repurchase agreements.

18.     Debt securities in issue

	2011			2010
At fair value through profit or loss		At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	5,339	63,366	68,705	6,665	80,975	87,640
Covered bonds (note 13)	-	38,196	38,196	-	32,150	32,150
Certificates of deposit	-	27,994	27,994	-	42,276	42,276
Securitisation notes (note 13)	-	37,412	37,412	-	40,742	40,742
Commercial paper	-	18,091	18,091	-	32,723	32,723
	5,339	185,059	190,398	6,665	228,866	235,531

19.     Subordinated liabilities

The Group's subordinated liabilities are comprised as follows:

	2011	2010
	£m	£m

Preference shares	1,216	1,165
Preferred securities	4,893	4,538
Undated subordinated liabilities	1,949	2,002
Enhanced capital notes	9,085	9,235
Dated subordinated liabilities	17,946	19,292
Total subordinated liabilities	35,089	36,232

The movement in subordinated liabilities during the year was as follows:

£m

At 1 January 2011	36,232
New issues during the year	2,302
Repurchases and redemptions during the year	(4,021)
Foreign exchange and other movements	576
At 31 December 2011	35,089

During December 2011, the Group completed the exchange of certain subordinated debt securities issued by Lloyds TSB Bank plc and HBOS plc for new subordinated debt securities issued by Lloyds TSB Bank plc by undertaking an exchange offer on certain securities which were eligible for call before December 2012.  This exchange resulted in a gain on the extinguishment of the existing securities of £599 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

Since 31 January 2010, the Group has been prohibited, under the terms of an agreement with the European Commission, from paying discretionary coupons and dividends on certain of its hybrid capital securities.  This prohibition ended on 31 January 2012.  Payments recommenced on certain hybrid capital securities from 31 January 2012.  Future coupons and dividends on these hybrid capital securities will only be paid subject to, and in accordance with, the terms of the relevant securities.

20.     Share capital
Movements in share capital during the year were as follows:

	Number of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2011	68,074	6,807
Issued in the year	653	66
At 31 December 2011	68,727	6,873

Limited voting ordinary shares of 10p each
At 1 January and 31 December 2011	81	8
Total share capital		6,881

The shares issued in the year were in respect of employee share schemes.

21.     Reserves

		Other reserves
	Share premium	Available- for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2011	16,291	(285)	(391)	12,251	11,575	11,380
Issue of ordinary shares	250	-	-	-	-	-
Loss for the year	-	-	-	-	-	(2,787)
Movement in treasury shares	-	-	-	-	-	(276)
Value of employee services:
Share option schemes	-	-	-	-	-	125
Other employee award schemes	-	-	-	-	-	238
Change in fair value of available-for-sale assets (net of tax)	-	1,930	-	-	1,930	-
Change in fair value of hedging derivatives (net of tax)	-	-	659	-	659	-
Transfers to income statement (net of tax)	-	(319)	57	-	(262)	-
Exchange and other	-	-	-	(84)	(84)	-
At 31 December 2011	16,541	1,326	325	12,167	13,818	8,680

22.     Payment protection insurance
There has been extensive scrutiny of the Payment Protection Insurance (PPI) market in recent years.

In October 2010, the UK Competition Commission confirmed its decision to prohibit the active sale of PPI by a distributor to a customer within seven days of a sale of credit.  This followed the completion of its formal investigation into the supply of PPI services (other than store card PPI) to non-business customers in the UK in January 2009 and a referral of the proposed prohibition to the Competition Appeal Tribunal.  The Competition Commission consulted on the wording of a draft Order to implement its findings from October 2010, and published the final Order on 24 March 2011 which became effective on 6 April 2011.  Following an earlier decision to stop selling single premium PPI products, the Group ceased to offer PPI products to its customers in July 2010.

On 29 September 2009 the FSA announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance.  Lloyds Banking Group agreed in principle that it would undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007.  That review will now form part of the ongoing PPI work referred to below.

On 1 July 2008, the Financial Ombudsman Service (FOS) referred concerns regarding the handling of PPI complaints to the Financial Services Authority (FSA) as an issue of wider implication.  On 29 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling.  The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.

On 8 October 2010, the British Bankers' Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS.  The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008.

The Judicial Review hearing was held in late January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA's application.  On 9 May 2011, the BBA confirmed that the banks and the BBA did not intend to appeal the judgment.

After publication of the judgment, the Group entered into discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement.  As a result, and given the initial analysis that the Group conducted of compliance with applicable sales standards, which is continuing, the Group concluded that there are certain circumstances where customer contact and/or redress will be appropriate.  Accordingly the Group made a provision in its income statement for the year ended 31 December 2011 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses.  During 2011, the Group made redress payments of £1,045 million to customers.  The Group anticipates that all claims will be settled by 2015.  However, there are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of the detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

23.     Contingent liabilities and commitments

Interchange fees
The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard set a uniform Multilateral Interchange Fee (MIF) in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card.  The European Commission has required that the MIF be reduced to zero for relevant cross-border transactions within the European Economic Area.  This decision has been appealed to the General Court of the European Union (the General Court).  Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard's position that the arrangements for the charging of the MIF are compatible with European Union competition laws.  The UK Government has also intervened in the General Court appeal supporting the European Commission position.  An oral hearing took place on 8 July 2011 but judgment is not expected for six to twelve months.  MasterCard has reached an understanding with the European Commission on a new methodology for calculating intra-European Economic Area MIF on an interim basis pending the outcome of the appeal.

Meanwhile, the European Commission is pursuing an investigation with a view to deciding whether arrangements adopted by Visa for the levying of the MIF in respect of cross-border payment transactions also infringe European Union competition laws.  In this regard Visa reached an agreement with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by MasterCard.  The UK's Office of Fair Trading has also commenced similar investigations relating to the MIF in respect of domestic transactions in relation to both the MasterCard and Visa payment schemes.  The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

Interbank offered rate setting investigations
Several government agencies in the UK, US and overseas, including the US Commodity Futures Trading Commission, the US SEC, the US Department of Justice and the FSA as well as the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates.  The Group, and/or its subsidiaries, were (at the relevant time) and remain members of various panels that submit data to these bodies.  The Group has received requests from some government agencies for information and is co-operating with their investigations.  In addition, the Group has been named in private lawsuits, including purported class action suits in the US with regard to the setting of London interbank offered rates (LIBOR).  It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or private lawsuits, including the timing and scale of the potential impact of any investigations and private lawsuits on the Group.

23.     Contingent liabilities and commitments (continued)

Financial Services Compensation Scheme (FSCS)
The FSCS is the UK's independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it.  The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).  The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms.  The borrowings with HM Treasury, which total circa £20 billion, are on an interest-only basis until 31 March 2012 and the FSCS and HM Treasury are currently discussing the terms for refinancing these borrowings to take effect from 1 April 2012.  Each deposit-taking institution contributes towards the management expenses levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.  In determining an appropriate accrual in respect of the management expenses levy, certain assumptions have been made including the proportion of total protected deposits held by the Group, the level and timing of repayments to be made by the FSCS to HM Treasury and the interest rate to be charged by HM Treasury.  For the year ended 31 December 2011, the Group has charged £179 million (2010: £46 million) to the income statement in respect of the costs of the FSCS.

Whilst it is expected that the substantial majority of the principal will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, to the extent that there remains a shortfall, the FSCS will raise compensation levies on all deposit-taking participants.  The amount of any future compensation levies also depends on a number of factors including the level of protected deposits and the population of deposit-taking participants and will be determined at a later date.  As such, although the Group's share of such compensation levies could be significant, the Group has not recognised a provision in respect of them in these financial statements.

Litigation in relation to insurance branch business in Germany
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  CMIG has won the majority of decisions to date, although a small number of regional district and appeal courts have found against CMIG on specific grounds.  CMIG's strategy includes defending claims robustly and appealing against adverse judgments.  The ultimate financial effect, which could be significant, will only be known once all relevant claims have been resolved.  However, consistent with this strategy, and having regard to the costs involved in managing these claims, and the inherent risks of litigation, the Group has recognised a provision of £175 million.  Management believes this represents the most appropriate estimate of the financial impact, based upon a series of assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.

23.     Contingent liabilities and commitments (continued)

Shareholder complaints
The Group and two former members of the Group's  Board of Directors have been named as defendants in a  purported securities class action pending in the United States District Court for the Southern District of New York.  The complaint, dated 23 November 2011, asserts claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS.  No quantum is specified.

In addition, a UK-based shareholder action group has threatened multi-claimant claims on a similar basis against the Group and two former directors in the UK.  No claim has yet been issued.

The Group considers that the claims are without merit and will defend them vigorously.  The claims have not been quantified and it is not possible to estimate the ultimate financial impact on the Group at this early stage.

Employee disputes
The Group is aware that a union representing a number of the Group's employees and former employees is seeking to challenge the cap on pensionable pay introduced by the Group in 2011 on the grounds that it is unlawful.  This challenge is at a very early stage.  The Group will resist the challenge should it be pursued.

The Group also faces a number of other threats of legal action from employees in relation to terms of employment including pay and bonuses.  The Group considers that the complaints are without merit and, should proceedings be issued, they will be vigorously defended.

FSA investigation into Bank of Scotland
In 2009 the FSA commenced a supervisory review into HBOS.  The supervisory review has now been superseded as the FSA has commenced enforcement proceedings against Bank of Scotland plc in relation to its Corporate division pre 2009.  The proceedings are ongoing and the Group is co-operating fully.  It is too early to predict the outcome or estimate reliably any potential financial effects of the enforcement proceedings but they are not currently expected to be material to the Group.

23.     Contingent liabilities and commitments(continued)

Regulatory matters
In the course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters, including complaints handling, packaged bank accounts, savings accounts product terms and conditions, interest only mortgages, sales processes and remuneration schemes.  The Group is keen to ensure that any regulatory concerns are understood and addressed.  The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas.  All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability.  In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date.  In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters.  However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

Contingent liabilities and commitments arising from the banking business

	2011	2010
	£m	£m

Contingent liabilities
Acceptances and endorsements	81	48
Other:
Other items serving as direct credit substitutes	1,060	1,319
Performance bonds and other transaction-related contingencies	2,729	2,812
	3,789	4,131
Total contingent liabilities	3,870	4,179

Commitments
Documentary credits and other short-term trade-related transactions	105	255
Forward asset purchases and forward deposits placed	596	887

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	7,383	8,113
Other commitments	56,527	60,528
	63,910	68,641
1 year or over original maturity	40,972	47,515
Total commitments	105,583	117,298

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £53,459 million (2010: £63,630 million) was irrevocable.

24.     Capital ratios

Capital resources	As at 31 Dec 2011	As at 31 Dec 2010
	£m	£m

Core tier 1
Shareholders' equity per balance sheet	45,920	46,061
Non-controlling interests per balance sheet	674	841
Regulatory adjustments to non-controlling interests	(577)	(524)
Regulatory adjustments:
Adjustment for own credit	(136)	(8)
Defined benefit pension adjustment	(1,004)	(1,052)
Unrealised reserve on available-for-sale debt securities	(940)	747
Unrealised reserve on available-for-sale equity investments	(386)	(462)
Cash flow hedging reserve	(325)	391
Regulatory prudent valuation adjustments	(32)	-
Other items	(4)	(3)
	43,190	45,991
Less: deductions from core tier 1
Goodwill	(2,016)	(2,016)
Intangible assets	(2,310)	(2,390)
50 per cent excess of expected losses over impairment	(720)	-
50 per cent of securitisation positions	(153)	(214)
Core tier 1 capital	37,991	41,371

Non-controlling preference shares 1	1,613	1,507
Preferred securities1	4,487	4,338
Less: deductions from tier 1
50 per cent of material holdings	(94)	(69)
Total tier 1 capital	43,997	47,147

Tier 2
Undated subordinated debt	1,859	1,968
Dated subordinated debt	21,229	23,167
Less: restriction in amount eligible	-	-
Unrealised gains on available-for-sale equity investments	386	462
Eligible provisions	1,259	2,468
Less: deductions from tier 2
50 per cent excess of expected losses over impairment	(720)	-
50 per cent of securitisation positions	(153)	(214)
50 per cent of material holdings	(94)	(69)
Total tier 2 capital	23,766	27,782

Supervisory deductions
Unconsolidated investments - life	(10,107)	(10,042)
- general insurance and other	(2,660)	(3,070)
Total supervisory deductions	(12,767)	(13,112)
Total capital resources	54,996	61,817

Risk-weighted assets	352,341	406,372
Core tier 1 capital ratio	10.8%	10.2%
Tier 1 capital ratio	12.5%	11.6%
Total capital ratio	15.6%	15.2%

1	Covered by grandfathering provisions issued by the FSA.

24.     Capital ratios (continued)

Risk-weighted assets	As at 31 Dec 2011	As at 31 Dec 2010
	£m	£m

Divisional analysis of risk-weighted assets:
Retail	103,237	109,254
Wholesale	163,766	196,164
Commercial	25,434	26,552
Wealth and International	47,278	58,714
Group Operations and Central items	12,626	15,688
	352,341	406,372

Risk type analysis of risk-weighted assets:
Foundation IRB	90,450	114,490
Retail IRB	98,823	105,475
Other IRB	9,433	14,483
Advanced approach	198,706	234,448
Standardised approach	103,525	124,492
Credit risk	302,231	358,940
Operational risk	30,589	31,650
Market and counterparty risk	19,521	15,782
Total risk-weighted assets	352,341	406,372

Risk-weighted assets reduced by £54,031 million to £352,341 million, a decrease of 13 per cent.  This reflects risk-weighted asset reductions across all divisions driven by balance sheet reductions of non-core assets, lower core lending balances and stronger management of risk.

Retail risk-weighted assets reduced by £6,017 million mainly due to lower in lending balances and the reducing mix of unsecured lending.

The reduction of Wholesale risk-weighted assets of £32,398 million primarily reflects the balance sheet reductions including treasury asset sales and the run down in other non-core asset portfolios.  This has been partly offset by an increase in market and risk-weighted assets, as a result of the implementation of CRD lll.

Risk-weighted assets within Wealth and International have reduced by £11,436 million as a result of asset a run down of non-core assets and foreign exchange movements.

Integration of risk models activity previously undertaken on a separate heritage basis was largely completed in 2010 and there have been no significant migrations to IRB methodologies during 2011.  We anticipate moving some portfolios that are currently measured on the standardised approach over to an IRB methodology, these changes will take place primarily during 2012 and 2013.

24.     Capital ratios (continued)

Core tier 1 capital
Core tier 1 capital has decreased by £3,380 million largely reflecting losses in the period.  In addition there has been an increase in excess of expected losses over impairment losses, reflecting the reduction of legacy lending that is subject to very high provision levels and replacement with new lending.

The movements in core tier 1 and total capital in the period are shown below:

	Core tier 1	Total
	£m	£m

At 1 January 2011	41,371	61,817
Loss attributable to ordinary shareholders	(2,787)	(2,787)
Decrease in regulatory post-retirement benefit adjustments	48	48
Decrease in goodwill and intangible assets deductions	80	80
Increase in excess of expected losses over impairment allowances	(720)	(1,440)
Increase in material holdings deduction	-	(50)
Decrease in eligible provisions	-	(1,209)
Decrease in supervisory deductions from total capital	-	345
Decrease in dated subordinated debt	-	(1,938)
Other movements	(1)	130
At 31 December 2011	37,991	54,996

Tier 2 capital
Tier 2 capital has decreased in the period by £4,016 million reflecting an increase in excess of expected losses over impairment, as noted above, and a reduction in eligible provisions.  In addition, dated subordinated debt has also reduced in the period, partly due to amortisation and partly due to a capital restructuring exercise in December 2011, which resulted in a net overall redemption of dated subordinated debt.

Supervisory deductions
Supervisory deductions mainly consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes.  These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses together with general insurance business.  Also included within deductions for other unconsolidated investments are investments in non-financial entities that are held by the Group's private equity (including venture capital) businesses.  During the period there has been a decrease in supervisory deductions primarily due to reduced holdings in private equity businesses, and in some cases changes to the level and/or nature of investments resulting in a reclassification as material holdings.

25.     Related party transactions

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer.  As at 31 December 2011, HM Treasury held a 40.2 per cent (31 December 2010: 40.6 per cent) interest in the Company's ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2011.

From 1 January 2011, in accordance with IAS 24 (Revised), UK Government-controlled entities became related parties of the Group.  The Group regards the Bank of England and banks controlled by the UK Government, comprising The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

Since 1 January 2011, the Group has had the following significant transactions with the UK Government or UK Government-related entities:

Government and central bank facilities
During the year ended 31 December 2011, the Group participated in a number of schemes operated by the UK Government, central banks and made available to eligible banks and building societies.

Special liquidity scheme and credit guarantee scheme
The Bank of England's UK Special Liquidity Scheme was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate.  The scheme will operate for up to three years after the end of the drawdown period (30 January 2009) at the Bank of England's discretion.  The Group did not utilise the Special Liquidity Scheme at 31 December 2011.

HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system.  It charged a commercial fee for the guarantee of new short and medium term debt issuance.  The fee payable to HM Treasury on guaranteed issues was based on a per annum rate of 50 basis points plus the median five-year credit default swap spread.  The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010.  At 31 December 2011, the Group had £23.5 billion of debt in issue under the Credit Guarantee Scheme (31 December 2010: £45.4 billion).  During the year, fees of £28 million paid to HM Treasury in respect of guaranteed funding were included in the Group's income statement.

Lending commitments
The formal lending commitments entered into in connection with the Group's proposed participation in the Government Asset Protection Scheme have now expired and in February 2011, the Company (together with Barclays, Royal Bank of Scotland, HSBC and Santander) announced, as part of the 'Project Merlin' agreement with HM Treasury, its capacity and willingness to increase business lending (including to small and medium-sized enterprises) during 2011.

25.     Related party transactions (continued)

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to subscribe for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers' Association's Business Taskforce Report of October 2010.  During 2011, the Group has incurred sunk costs of £4 million which have been written off.

As at 31 December 2011, the Group's investment in the Business Growth Fund was £20 million.

Other government-related entities
Other than the transactions referred to above, there were no other significant transactions with the UK Government and UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions
During 2011, the Group sold at fair value certain non-government bonds, equities and alternative assets to Lloyds TSB Group Pension Scheme No 1 for £336 million and to Lloyds TSB Group Pension Scheme No 2 for £67 million.

Except as noted above, other related party transactions for the year ended 31 December 2011 are similar in nature to those for the year ended 31 December 2010.

26.     Future accounting developments

The following pronouncements may have a significant effect on the Group's financial statements but are not applicable for the year ending 31 December 2011 and have not been applied in preparing these financial statements.  Save as disclosed, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
Amendments to IFRS 7 Financial Instruments: Disclosures - 'Disclosures-Offsetting Financial Assets and Financial Liabilities'	Requires an entity to disclose information to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on the entity's balance sheet.	Annual and interim periods beginning on or after 1 January 2013.
IFRS 10 Consolidated Financial Statements
Supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and establishes principles for the preparation of consolidated financial statements when an entity controls one or more entities.
Annual periods beginning on or after 1 January 2013.
IFRS 12 Disclosure of Interests in Other Entities
Requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
Annual periods beginning on or after 1 January 2013.
IFRS 13 Fair Value Measurement
The standard defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements.  It applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements.
Annual periods beginning on or after 1 January 2013.
IAS 19 Employee Benefits
Prescribes the accounting and disclosure by employers for employee benefits.  Actuarial gains and losses (remeasurements) in respect of defined benefit pension schemes can no longer be deferred using the corridor approach and must be recognised immediately in other comprehensive income.  At 31 December 2011, unrecognised actuarial losses were £539 million.  The income statement charge for 2011 would have been approximately £200 million higher under the revised standard.
Annual periods beginning on or after 1 January 2013.
Amendments to IAS 32 Financial Instruments: Presentation - 'Offsetting Financial Assets and Financial Liabilities'
Inserts application guidance to address inconsistencies identified in applying the offsetting criteria used in the standard.  Some gross settlement systems may qualify for offsetting where they exhibit certain characteristics akin to net settlement.
Annual periods beginning on or after 1 January 2014.
IFRS 9 Financial Instruments1
Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities.  Requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity's business model for managing its financial assets and the contractual cash flow characteristics of the instruments.  The available-for-sale financial asset and held-to-maturity investment categories in IAS 39 will be eliminated.  The requirements for financial liabilities and derecognition are broadly unchanged from IAS 39.
Annual periods beginning on or after 1 January 2015.

1
IFRS 9 is the initial stage of the project to replace IAS 39.  Future stages are expected to result in amendments to IFRS 9 to deal with changes to the impairment of financial assets measured at amortised cost and hedge accounting.  Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39.

As at 23 February 2012, these pronouncements are awaiting EU endorsement.

27.     Other information
The information in this announcement, which was approved by the board of directors on 23 February 2012, does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006.  Statutory accounts for the year ended 31 December 2010 have been delivered to the Registrar of Companies.  The auditors' report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Kate O'Neill
Managing Director, Investor Relations
020 7356 3520
kate.o'neill@ltsb-finance.co.uk

Charles King
Director of Investor Relations
020 7356 3537
charles.king@ltsb-finance.co.uk

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this news release may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.  The full news release can also be found on the Group's website - www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date: 24 February, 2012